Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES
Computation of Basic and Diluted Earnings Per Share
(In thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2002	2003	2002

Net income	$476	$106	$885	$369

Weighted average shares outstanding for calculating basic earnings per share	6,239,879	6,089,879	6,217,682	6,091,397

Options	245,333	35,461	225,698	21,864

Total shares for calculating diluted earnings per share	6,485,212	6,125,340	6,443,380	6,113,261

Basic earnings per share	$0.08	$0.02	$0.14	$0.06

Diluted earnings per share	$0.07	$0.02	$0.14	$0.06